CUTLER LAW GROUP
Corporate Securities Law

M. Richard Cutler, Esq

Admitted in California & Texas

December 13, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Washington, DC 20549

Attn: Brian Soares and Nicholas Panos

Re:	Hummingbird STAR Trust Karbon-X Corp. Schedule 13D by Hummingbird STAR Trust Filed August 30, 2024 File No. 005-91194

Gentlemen:

Please be advised that we represent Karbon-X (the “Company”). This letter is to respond to your correspondence dated December 9, 2024 by email relative to the above-referenced filing.

The responses to your request are set forth below:

Schedule 13D Filed August 30, 2024

1.

The Schedule 13D was not filed within the five day period as a direct result of difficulties and delays in getting appropriate edgar codes for Hummingbird STAR Trust. Given that it is a foreign entity, obtaining the required information, notarized affidavit and other information was delayed. The Schedule 13D was filed as soon as the required codes for filing were received from the edgar filing office.

2.

Although JTC (Cayman) Limited merely acts as Trustee for the benefit of the Beneficiaries of the Trust, we agree that it has the ability to control the disposition of the shares and consequently would be considered a person under Section 3(a)(9) of the Securities Exchange Act. As a consequence we have filed an Amendment to the Schedule 13D to reflect the Trustee as a Reporting Person.

Please advise if you require further.

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150

CUTLER LAW GROUP

Thank you for your time and for your assistance with this matter. Please do not hesitate to contact us at the numbers or emails reflected on this email.

Best Regards, /s/ M. Richard Cutler M. Richard Cutler

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150